Exhibit 21.1


                         Subsidiaries of the Registrant
                         ------------------------------

          Kanakaris InternetWorks, Inc., a Delaware corporation, is a wholly-owned subsidiary of our Company. Desience Corporation, a California Corporation, is a wholly-owned subsidiary of Kanakaris InternetWorks, Inc. Neither Kanakaris InternetWorks, Inc. nor Desience Corporation does business under any other names.